Exhibit 99.7


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      Tel-Aviv, Israel - February 8, 2005 - Elbit Medical Imaging Ltd.
      (NASDAQ:EMITF) ("EMI") wishes to advise as follows:

"In response to an article published today in the Israeli's The Marker website, concerning a public offering (IPO) of InSightec Image Guided Treatment Ltd. ("InSightec") EMI hereby clarifies as follows:

EMI is indeed considering a possible initial public offering of InSightec. However, the precise date of the IPO as well as value of InSightec for purposes thereof, have not yet been determined."

The information published in the said article to the expected value of InSightec under the IPO was not provided by EMI.

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


   Company Contact:                       Investor Contact:
   ----------------                       -----------------
   Shimon Yitzhaki                        Rachel Levine
   Elbit Medical Imaging Ltd.             The Anne McBride Company
   syitzhaki@europe-israel.com            rlevine@annemcbride.com
   ---------------------------            -----------------------
   +011-972-3-608-6000                    +212-983-1702 x207